                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 AMENDMENT NO. 3

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        RESOURCES PENSION SHARES 5, L.P.
                                (NAME OF ISSUER)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                    42990810
                                 (CUSIP NUMBER)

                              JUDITH D. FRYER, ESQ.
              GREENBERG, TRAURIG, HOFFMAN, LIPOFF, ROSEN & QUENTEL
                           200 PARK AVENUE, 15TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 801-9200
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                JANUARY 14, 1998
            (DATES OF EVENTS WHICH REQUIRE FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 40 Pages)

                                                              Page 2 of 40 Pages


CUSIP NO. 42990810

(1)      Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
         Persons

         Presidio Partnership II Corp.

(2)      Check the Appropriate Box if a Member of a Group
         (a)               X                            (b)

(3)      SEC Use Only

(4)      Source of Funds  WC


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization  DELAWARE

Number of                   (7)     Sole Voting Power    0
Shares Bene-
ficially                    (8)     Shared Voting Power  552,410.6*
Owned by Each
Reporting                   (9)     Sole Dispositive Power  0
Person With
                           (10)     Shared Dispositive Power 552,410.6*

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         552,410.6

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)   9.7%

(14)     Type of Reporting Person    CO

*See Item 5.

                                                              Page 3 of 40 Pages


CUSIP NO. 42990810

(1)      Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
         Persons

         T-Two Partnership Acquisition Company, L.P.

(2)      Check the Appropriate Box if a Member of a Group
         (a)               X                            (b)

(3)      SEC Use Only

(4)      Source of Funds  WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization  DELAWARE

Number of                   (7)     Sole Voting Power    0
Shares Bene-
ficially                    (8)     Shared Voting Power  70,388*
Owned by Each
Reporting                   (9)     Sole Dispositive Power  0
Person With
                           (10)     Shared Dispositive Power 70,388*

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         70,388

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)   1.2%

(14)     Type of Reporting Person    PN

* See Item 5.

                                                              Page 4 of 40 Pages


CUSIP NO. 42990810

(1)      Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
         Persons

         T-Two Management, LLC

(2)      Check the Appropriate Box if a Member of a Group
         (a)               X                            (b)

(3)      SEC Use Only

(4)      Source of Funds  AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization  DELAWARE

Number of                   (7)     Sole Voting Power    0
Shares Bene-
ficially                    (8)     Shared Voting Power  70,388*
Owned by Each
Reporting                   (9)     Sole Dispositive Power  0
Person With
                           (10)     Shared Dispositive Power 70,388*

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         70,388

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)   1.2%

(14)     Type of Reporting Person    OO

* See Item 5.

                                                              Page 5 of 40 Pages


CUSIP NO. 42990810

(1)      Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
         Persons

         T-Two Holding, LLC

(2)      Check the Appropriate Box if a Member of a Group
         (a)               X                            (b)

(3)      SEC Use Only

(4)      Source of Funds  AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization  DELAWARE

Number of                   (7)     Sole Voting Power    0
Shares Bene-
ficially                    (8)     Shared Voting Power  70,388*
Owned by Each
Reporting                   (9)     Sole Dispositive Power  0
Person With
                           (10)     Shared Dispositive Power 70,388*

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         70,388

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)   1.2%

(14)     Type of Reporting Person    OO

* See Item 5.

                                                              Page 6 of 40 Pages


CUSIP NO. 42990810

(1)      Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
         Persons

         Roundhill Associates Limited Partnership

(2)      Check the Appropriate Box if a Member of a Group
         (a)               X                            (b)

(3)      SEC Use Only

(4)      Source of Funds  AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization  CONNECTICUT

Number of                   (7)     Sole Voting Power    0
Shares Bene-
ficially                    (8)     Shared Voting Power  70,388*
Owned by Each
Reporting                   (9)     Sole Dispositive Power  0
Person With
                           (10)     Shared Dispositive Power 70,388*

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         70,388

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)   1.2%

(14)     Type of Reporting Person    PN

* See Item 5.

                                                              Page 7 of 40 Pages


CUSIP NO. 42990810

(1)      Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
         Persons

         Roundhill Associates Limited Partnership II

(2)      Check the Appropriate Box if a Member of a Group
         (a)               X                            (b)

(3)      SEC Use Only

(4)      Source of Funds  AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization  CONNECTICUT

Number of                   (7)     Sole Voting Power    0
Shares Bene-
ficially                    (8)     Shared Voting Power  70,388*
Owned by Each
Reporting                   (9)     Sole Dispositive Power  0
Person With
                           (10)     Shared Dispositive Power 70,388*

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         70,388

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)   1.2%
                                                            ------

(14)     Type of Reporting Person    PN

* See Item 5.

                                                              Page 8 of 40 Pages


CUSIP NO. 42990810

(1)      Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
         Persons

         Presidio Capital Corp.

(2)      Check the Appropriate Box if a Member of a Group
         (a)               X                            (b)

(3)      SEC Use Only

(4)      Source of Funds  WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization  BRITISH VIRGIN ISLANDS

Number of                   (7)     Sole Voting Power    0
Shares Bene-
ficially                    (8)     Shared Voting Power  552,410.6*
Owned by Each
Reporting                   (9)     Sole Dispositive Power  0
Person With
                           (10)     Shared Dispositive Power 552,410.6*

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         552,410.6

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)   9.7%

(14)     Type of Reporting Person    CO

*See Item 5.

                                                              Page 9 of 40 Pages


CUSIP NO. 42990810

(1)      Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
         Persons

         Presidio Holding Company, LLC

(2)      Check the Appropriate Box if a Member of a Group
         (a)               X                            (b)

(3)      SEC Use Only

(4)      Source of Funds  WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization  DELAWARE

Number of                   (7)     Sole Voting Power    0
Shares Bene-
ficially                    (8)     Shared Voting Power  622,798.6*
Owned by Each
Reporting                   (9)     Sole Dispositive Power  0
Person With
                           (10)     Shared Dispositive Power  622,798.6*

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         622,798.6

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)   10.9%

(14)     Type of Reporting Person    OO

*See Item 5.

                                                             Page 10 of 40 Pages


CUSIP NO. 42990810

(1)      Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
         Persons

         Northstar Operating, LLC

(2)      Check the Appropriate Box if a Member of a Group
         (a)               X                            (b)

(3)      SEC Use Only

(4)      Source of Funds  AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization  DELAWARE

Number of                   (7)     Sole Voting Power    0
Shares Bene-
ficially                    (8)     Shared Voting Power  622,798.6*
Owned by Each
Reporting                   (9)     Sole Dispositive Power  0
Person With
                           (10)     Shared Dispositive Power  622,798.6*

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         622,798.6

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)   10.9%
                                                            -------

(14)     Type of Reporting Person    OO

*See Item 5.

                                                             Page 11 of 40 Pages


CUSIP NO. 42990810

(1)      Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
         Persons

         Northstar Capital Partners, LLC

(2)      Check the Appropriate Box if a Member of a Group
         (a)               X                            (b)

(3)      SEC Use Only

(4)      Source of Funds  AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization  DELAWARE

Number of                   (7)     Sole Voting Power    0
Shares Bene-
ficially                    (8)     Shared Voting Power  622,798.6*
Owned by Each
Reporting                   (9)     Sole Dispositive Power  0
Person With
                           (10)     Shared Dispositive Power  622,798.6*

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         622,798.6

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)   10.9%

(14)     Type of Reporting Person    OO

*See Item 5.

                                                             Page 12 of 40 Pages


CUSIP NO. 42990810

(1)      Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
         Persons

         Northstar Capital Holdings I, LLC

(2)      Check the Appropriate Box if a Member of a Group
         (a)               X                            (b)

(3)      SEC Use Only

(4)      Source of Funds  AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization  DELAWARE

Number of                   (7)     Sole Voting Power    0
Shares Bene-
ficially                    (8)     Shared Voting Power  622,798.6*
Owned by Each
Reporting                   (9)     Sole Dispositive Power  0
Person With
                           (10)     Shared Dispositive Power  622,798.6*

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         622,798.6

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)   10.9%

(14)     Type of Reporting Person    OO

*See Item 5.

                                                             Page 13 of 40 Pages


CUSIP NO. 42990810

(1)      Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
         Persons

         Northstar Capital Holdings II, LLC

(2)      Check the Appropriate Box if a Member of a Group
         (a)               X                            (b)

(3)      SEC Use Only

(4)      Source of Funds  AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization  DELAWARE

Number of                   (7)     Sole Voting Power    0
Shares Bene-
ficially                    (8)     Shared Voting Power  622,798.6*
Owned by Each
Reporting                   (9)     Sole Dispositive Power  0
Person With
                           (10)     Shared Dispositive Power  622,798.6*

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         622,798.6

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)   10.9%

(14)     Type of Reporting Person    OO

*See Item 5.

                                                             Page 14 of 40 Pages


CUSIP NO. 42990810

(1)      Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
         Persons

         Northstar Presidio Management Company, LLC

(2)      Check the Appropriate Box if a Member of a Group
         (a)               X                            (b)

(3)      SEC Use Only

(4)      Source of Funds  WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization  NEW YORK

Number of                   (7)     Sole Voting Power    0
Shares Bene-
ficially                    (8)     Shared Voting Power  622,798.6*
Owned by Each
Reporting                   (9)     Sole Dispositive Power  0
Person With
                           (10)     Shared Dispositive Power 622,798.6*

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         622,798.6

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)   10.9%

(14)     Type of Reporting Person    OO

*See Item 5.

                                                             Page 15 of 40 Pages


CUSIP NO. 42990810

(1)      Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
         Persons

         W. Edward Scheetz

(2)      Check the Appropriate Box if a Member of a Group
         (a)               X                            (b)

(3)      SEC Use Only

(4)      Source of Funds  AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization  UNITED STATES

Number of                   (7)     Sole Voting Power    0
Shares Bene-
ficially                    (8)     Shared Voting Power  622,798.6*
Owned by Each
Reporting                   (9)     Sole Dispositive Power  0
Person With
                           (10)     Shared Dispositive Power  622,798.6*

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         622,798.6

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)   10.9%

(14)     Type of Reporting Person    IN

*See Item 5.

                                                             Page 16 of 40 Pages


CUSIP NO. 42990810

(1)      Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
         Persons

         David Hamamoto

(2)      Check the Appropriate Box if a Member of a Group
         (a)               X                            (b)

(3)      SEC Use Only

(4)      Source of Funds  AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization  UNITED STATES

Number of                   (7)     Sole Voting Power    0
Shares Bene-
ficially                    (8)     Shared Voting Power  622,798.6*
Owned by Each
Reporting                   (9)     Sole Dispositive Power  0
Person With
                           (10)     Shared Dispositive Power  622,798.6*

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         622,798.6

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)   10.9%

(14)     Type of Reporting Person    IN

*See Item 5.

                                                             Page 17 of 40 Pages


ITEM 1.  SECURITY AND ISSUER.

         (a) TITLE AND CLASS OF SECURITY: This statement relates to the units of limited partnership interest (the "Units") of Resources Pension Shares 5, L.P. (the "Partnership"), a Delaware limited partnership.

         (b)      ISSUER:  Resources Pension Shares 5, L.P.
                           411 West Putnam Avenue
                           Greenwich, Connecticut 06830

ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed by Presidio Partnership II Corp., a Delaware corporation ("Presidio Partnership"), T-Two Partnership Acquisition Company, L.P., a Delaware limited partnership ("T-Two Partnership"), T-Two Management, LLC, a Delaware limited liability company ("T-Two Management"), T-Two Holding, LLC, a Delaware limited liability company ("T-Two Holding"), Roundhill Associates Limited Partnership, a Connecticut limited partnership ("Roundhill"), Roundhill Associates Limited Partnership II, a Connecticut limited partnership ("Roundhill II"), Presidio Capital Corp., a British Virgin Islands corporation ("Presidio"), Presidio Holding Company, LLC, a New York limited liability company ("PHC"), Northstar Operating, LLC, a Delaware limited liability company ("Northstar"), Northstar Capital Partners, LLC, a Delaware limited liability company, ("NCP"), Northstar Capital Holdings I, LLC, a Delaware limited liability company ("NCHI"), Northstar Capital Holdings II, LLC, a Delaware limited liability company ("NCHII"), Northstar Presidio Management Company, LLC, a New York limited liability company ("NP Management"), W. Edward Scheetz and David Hamamoto (collectively, the "Reporting Persons"), with respect to the Units beneficially owned by the Reporting Persons.

                  Presidio Partnership is a direct wholly-owned subsidiary of Presidio. Presidio's principal business address is 411 West Putnam Avenue, Greenwich, Connecticut 06830. T-Two Partnership is a direct wholly-owned subsidiary of PHC. PHC's principal business address is 411 West Putnam Avenue, Greenwich, Connecticut 06830. The two members of T-Two Partnership are T-Two Management which holds a 1% interest and T-Two Holding which holds a 99% interest. The principal business address of Presidio Partnership, T-Two Partnership, T-Two Management and T-Two Holding is 411 West Putnam Avenue, Greenwich, Connecticut 06830. Roundhill and Roundhill II each hold a 50% interest in T-Two Holding. Roundhill and Roundhill II's principal business address is 411 West Putnam Avenue, Greenwich, Connecticut 06830.

                  PHC holds approximately 67.6% of the outstanding shares of Presidio. The members of PHC are Northstar, which holds a 99% interest and Polaris Operating, LLC, a Delaware limited liability company ("Polaris"), which holds a 1% interest. Northstar

                                                             Page 18 of 40 Pages


         and Polaris also own 99% and 1% respectively of NP Management, whose principal business address is 411 West Putnam Avenue, Greenwich, Connecticut 06830.

                  Each of Northstar and Polaris principal business address is 527 Madison Avenue, 17th Floor, New York, New York 10022. Polaris has two members, Northstar, which holds a 99% interest, and Sextant Operating Corp., a Delaware corporation ("Sextant"), which holds a 1% interest. The principal business address of Sextant is 527 Madison Avenue, 17th Floor, New York, New York 10022.

                  Northstar has two members, NCP, which holds a 99% interest and NCHI, which holds a 1% interest. Each of NCP, NCHI and NCHII principal business address is 527 Madison Avenue, 17th Floor, New York, New York 10022. The members of NCP are NCHI, which holds a 74.75% interest, and NCHII which holds a 25.25% interest.

                  NCHI has two members, Mr. Scheetz and Mr. Hamamoto, each of whom holds a 50% interest. Mr. Scheetz and Mr. Hamamoto are each United States citizens whose principal business address is 527 Madison Avenue, 17th Floor, New York, New York 10022.

                  For certain information concerning the executive officers and directors of Presidio Partnership, T-Two Partnership, T-Two Management, T-Two Holding, Roundhill, Roundhill II, Presidio, PHC, Northstar, NCP, NCHI, NCHII, NP Management, Polaris and Sextant, see Appendix A.

                  None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  None of the Reporting Persons have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         I.       PRESIDIO PARTNERSHIP II CORP.

                  During the period from August 28, 1997 through February 4, 1998, the Presidio Partnership acquired an aggregate of 45,751.6 Units using its working capital as follows:

                                                             Page 19 of 40 Pages


DATE OF PURCHASE   NUMBER OF UNITS  PURCHASE PRICE PER UNIT
----------------   ---------------  -----------------------
8/28/97                    724.000                    $4.92
11/24/97                   421.000                    $5.70
11/24/97                 1,235.569                    $5.70
11/24/97                 5,040.000                    $5.70
12/2/97                 10,080.000                    $5.50
12/5/97                  7,208.295                    $5.42
12/8/97                  1,500.000                    $5.70
1/9/98                  10,405.236                    $5.64
1/14/98                    800.000                    $5.50
2/2/98                   7,592.291                    $5.64
2/4/98                     755.178                    $5.64

                  All Units were purchased on the limited open market for public partnership interests.

         II.      T-TWO PARTNERSHIP ACQUISITION COMPANY, L.P.

                  On August 4, 1997, the T-Two Partnership acquired on the limited open market for public partnership interests, 6,665.120 Units using its working capital.

ITEM 4.  PURPOSE OF TRANSACTIONS.

         I.       PRESIDIO PARTNERSHIP II CORP.

                  The Units were acquired by the Presidio Partnership for investment purposes. The Presidio Partnership contemplates that it may acquire additional Units of the Partnership for investment purposes.

         II.      T-TWO PARTNERSHIP ACQUISITION COMPANY, L.P.

                  The Units were acquired by the T-Two Partnership for investment purposes. The T-Two Partnership contemplates that it may acquire additional Units of the Partnership for investment purposes.

                                                             Page 20 of 40 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         I.       PRESIDIO PARTNERSHIP II CORP.

         (a) Aggregate Number: 552,410.6 Units of limited partnership interest. Percentage: 9.7% of the 5,690,843 Units of limited partnership interest outstanding as reported in the Partnership's quarterly report on Form 10-Q for the quarter ended September 30, 1997.

         (b) The Presidio Partnership shares the power to vote and the power to dispose of 552,410.6 Units of limited partnership interest. All of the outstanding shares of the Presidio Partnership are owned by Presidio.

         (c) Other than as reported in Item 3 above, there were no transactions by the Presidio Partnership during the past 60 days.

         (d)      Not Applicable.

         (e)      Not Applicable.

         II.      T-TWO PARTNERSHIP ACQUISITION COMPANY, L.P.

         (a) Aggregate Number: 70,388 Units of limited partnership interest. Percentage: 1.2% of the 5,690,843 Units of limited partnership interest outstanding as reported in the Partnership's quarterly report on Form 10-Q for the quarter ended September 30, 1997.

         (b) The T-Two Partnership shares the power to vote and the power to dispose of 70,388 Units of limited partnership interest. The sole general partner of T-Two Partnership is T-Two Management.

         (c)      No transactions during the past 60 days.

         (d)      Not Applicable.

         (e)      Not Applicable.

         III.     T-TWO MANAGEMENT, LLC

         (a) Aggregate Number: 70,388 Units of limited partnership interest. Percentage: 1.2% of the 5,690,843 Units of limited partnership interest outstanding as reported in the Partnership's quarterly report on Form 10-Q for the quarter ended September 30, 1997.

                                                             Page 21 of 40 Pages


         (b) T-Two Management shares the power to vote and the power to dispose of 70,388 Units of limited partnership interest.

         (c)      No transactions during the past 60 days.

         (d)      Not Applicable.

         (e)      Not Applicable.

         IV.      T-TWO HOLDING, LLC

         (a) Aggregate Number: 70,388 Units of limited partnership interest. Percentage: 1.2% of the 5,690,843 Units of limited partnership interest outstanding as reported in the Partnership's quarterly report on Form 10-Q for the quarter ended September 30, 1997.

         (b) T-Two Holding shares the power to vote and the power to dispose of 70,388 Units of limited partnership interest.

         (c)      No transactions during the past 60 days.

         (d)      Not Applicable.

         (e)      Not Applicable.

         V.       ROUNDHILL ASSOCIATES LIMITED PARTNERSHIP

         (a) Aggregate Number: 70,388 Units of limited partnership interest. Percentage: 1.2% of the 5,690,843 Units of limited partnership interest outstanding as reported in the Partnership's quarterly report on Form 10-Q for the quarter ended September 30, 1997.

         (b) Roundhill shares the power to vote and the power to dispose of 70,388 Units of limited partnership interest.

         (c)      No transactions during the past 60 days.

         (d)      Not Applicable.

         (e)      Not Applicable.

                                                             Page 22 of 40 Pages


         VI.      ROUNDHILL ASSOCIATES LIMITED PARTNERSHIP II

         (a) Aggregate Number: 70,388 Units of limited partnership interest. Percentage: 1.2% of the 5,690,843 Units of limited partnership interest outstanding as reported in the Partnership's quarterly report on Form 10-Q for the quarter ended September 30, 1997.

         (b) Roundhill II shares the power to vote and the power to dispose of 70,388 Units of limited partnership interest.

         (c)      No transactions during the past 60 days.

         (d)      Not Applicable.

         (e)      Not Applicable.

         VII.     PRESIDIO CAPITAL CORP.

         (a) Aggregate Number: 552,410.6 Units of limited partnership interest. Percentage: 9.7% of the 5,690,843 Units of limited partnership interest outstanding as reported in the Partnership's quarterly report on Form 10-Q for the quarter ended September 30, 1997.

         (b) Presidio shares the power to vote and the power to dispose of 552,410.6 Units of limited partnership interest.

         (c)      No transactions during the past 60 days.

         (d)      Not Applicable.

         (e)      Not Applicable.

         VIII.    PRESIDIO HOLDING COMPANY, LLC

         (a) Aggregate Number: 622,798.6 Units of limited partnership interest. Percentage: 10.9% of the 5,690,843 Units of limited partnership interest outstanding as reported in the Partnership's quarterly report on Form 10-Q for the quarter ended September 30, 1997.

         (b) PHC shares the power to vote and the power to dispose of 622,798.6 Units of limited partnership interest.

         (c)      No transactions during the past 60 days.

         (d)      Not Applicable.

                                                             Page 23 of 40 Pages


         (e)      Not Applicable.

         IX.      NORTHSTAR OPERATING, LLC

         (a) Aggregate Number: 622,798.6 Units of limited partnership interest. Percentage: 10.9% of the 5,690,843 Units of limited partnership interest outstanding as reported in the Partnership's quarterly report on Form 10-Q for the quarter ended September 30, 1997.

         (b) Northstar shares the power to vote and the power to dispose of 622,798.6 Units of limited partnership interest.

         (c)      No transactions during the past 60 days.

         (d)      Not Applicable.

         (e)      Not Applicable.

         X.       NORTHSTAR CAPITAL PARTNERS, LLC

         (a) Aggregate Number: 622,798.6 Units of limited partnership interest. Percentage: 10.9% of the 5,690,843 Units of limited partnership interest outstanding as reported in the Partnership's quarterly report on Form 10-Q for the quarter ended September 30, 1997.

         (b) NCP shares the power to vote and the power to dispose of 622,798.6 Units of limited partnership interest.

         (c)      No transactions during the past 60 days.

         (d)      Not Applicable.

         (e)      Not Applicable.

         XI.      NORTHSTAR CAPITAL HOLDING I, LLC

         (a) Aggregate Number: 622,798.6 Units of limited partnership interest. Percentage: 10.9% of the 5,690,843 Units of limited partnership interest outstanding as reported in the Partnership's quarterly report on Form 10-Q for the quarter ended September 30, 1997.

         (b) NCHI shares the power to vote and the power to dispose of 622,798.6 Units of limited partnership interest.

                                                             Page 24 of 40 Pages


         (c)      No transactions during the past 60 days.

         (d)      Not Applicable.

         (e)      Not Applicable.

         XII.     NORTHSTAR CAPITAL HOLDING II, LLC

         (a) Aggregate Number: 622,798.6 Units of limited partnership interest. Percentage: 10.9% of the 5,690,843 Units of limited partnership interest outstanding as reported in the Partnership's quarterly report on Form 10-Q for the quarter ended September 30, 1997.

         (b) NCHII shares the power to vote and the power to dispose of 622,798.6 Units of limited partnership interest.

         (c)      No transactions during the past 60 days.

         (d)      Not Applicable.

         (e)      Not Applicable.

         XIII.    NORTHSTAR PRESIDIO MANAGEMENT COMPANY, LLC

         (a) Aggregate Number: 622,798.6 Units of limited partnership interest. Percentage: 10.9% of 5,690,843 Units of limited partnership interest outstanding as reported in Partnership's quarterly report on Form 10-Q for the quarter ended September 30, 1997.

         (b) NP Management shares the power to vote and the power to dispose of 622,798.6 Units of limited partnership interest.

         (c)      No transactions during the past 60 days.

         (d)      Not Applicable.

         (e)      Not Applicable.

         XIV.     W. EDWARD SCHEETZ

         (a) Aggregate Number: 622,798.6 Units of limited partnership interest. Percentage: 10.9% of the 5,690,843 Units of limited partnership interest outstanding as reported in the Partnership's quarterly report on Form 10-Q for the quarter ended September 30, 1997.

                                                             Page 25 of 40 Pages


         (b) Mr. Scheetz shares the power to vote and the power to dispose of 622,798.6 Units of limited partnership interest.

         (c)      No transactions during the past 60 days.

         (d)      Not Applicable.

         (e)      Not Applicable.

         XV.      DAVID HAMAMOTO

         (a) Aggregate Number: 622,798.6 Units of limited partnership interest. Percentage: 10.9% of the 5,690,843 Units of limited partnership interest outstanding as reported in the Partnership's quarterly report on Form 10-Q for the quarter ended September 30, 1997.

         (b) Mr. Hamamoto shares the power to vote and the power to dispose of 622,798.6 Units of limited partnership interest.

         (c)      No transactions during the past 60 days.

         (d)      Not Applicable.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There is no formal agreement between the Presidio Partnership and the T-Two Partnership with respect to the securities of the Partnership.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit A - Consent to Joint Filing

                                                             Page 26 of 40 Pages


         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                           PRESIDIO PARTNERSHIP II CORP.


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name:  Allan B. Rothschild
                              Title:  Authorized Signatory


                           T-TWO PARTNERSHIP ACQUISITION COMPANY, L.P.

                           By: T-Two Management, LLC, its general partner


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory


                           T-TWO MANAGEMENT, LLC


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory


                           T-TWO HOLDING, LLC


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory

                           ROUNDHILL ASSOCIATES LIMITED
                           PARTNERSHIP


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory

                                                             Page 27 of 40 Pages


                           ROUNDHILL ASSOCIATES LIMITED
                           PARTNERSHIP II


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory


                           PRESIDIO CAPITAL CORP.


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory


                           PRESIDIO HOLDING COMPANY, LLC


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory

                           NORTHSTAR OPERATING, LLC


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title Authorized Signatory


                           NORTHSTAR CAPITAL PARTNERS, LLC


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory

                                                             Page 28 of 40 Pages


                           NORTHSTAR CAPITAL HOLDINGS I, LLC


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory


                           NORTHSTAR CAPITAL HOLDINGS II, LLC


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory


                           NORTHSTAR PRESIDIO MANAGEMENT
                           COMPANY, LLC


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory


DATED:  February 17, 1998  By: /s/ W. Edward Scheetz
                              ------------------------
                              W. Edward Scheetz


DATED:  February 17, 1998  By: /s/ David Hamamoto
                              ------------------------
                              David Hamamoto

                                                             Page 29 of 40 Pages


                                    EXHIBIT A

                             CONSENT TO JOINT FILING

         Presidio Partnership II Corp., T-Two Partnership Acquisition Company, L.P., T-Two Management, LLC, T-Two Holding, LLC, Roundhill Associates Limited Partnership, Roundhill Associates Limited Partnership II, Presidio Capital Corp., Presidio Holding Company, LLC, Northstar Operating, LLC, Northstar Capital Partners, LLC, Northstar Capital Holdings I, LLC, Northstar Capital Holdings II, LLC, Northstar Presidio Management Company, LLC, W. Edward Scheetz and David Hamamoto hereby consent to the joint filing of this Amendment No. 3 to
Schedule 13D with respect to the Units of limited partnership interests of Resources Pension Shares 5, L.P. and agree that this Amendment No. 3 to Schedule 13D is filed on behalf of each of them.


                           PRESIDIO PARTNERSHIP II CORP.


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name:  Allan B. Rothschild
                              Title Authorized Signatory


                           T-TWO PARTNERSHIP ACQUISITION COMPANY, L.P.

                           By: T-Two Management, LLC, its general partner


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory


                           T-TWO MANAGEMENT, LLC


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title Authorized Signatory

                                                             Page 30 of 40 Pages


                           T-TWO HOLDING, LLC


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory


                           ROUNDHILL ASSOCIATES LIMITED
                           PARTNERSHIP


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory


                           ROUNDHILL ASSOCIATES LIMITED
                           PARTNERSHIP II


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory


                           PRESIDIO CAPITAL CORP.


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory


                           PRESIDIO HOLDING COMPANY, LLC


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory

                                                             Page 31 of 40 Pages


                           NORTHSTAR OPERATING, LLC


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory


                           NORTHSTAR CAPITAL PARTNERS, LLC


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory


                           NORTHSTAR CAPITAL HOLDINGS I, LLC


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory


                           NORTHSTAR CAPITAL HOLDINGS II, LLC


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory


                           NORTHSTAR PRESIDIO MANAGEMENT
                           COMPANY, LLC


DATED:  February 17, 1998  By: /s/ Allan B. Rothschild
                              ------------------------
                              Name: Allan B. Rothschild
                              Title: Authorized Signatory


DATED:  February 17, 1998  By: /s/ W. Edward Scheetz
                              ------------------------
                              W. Edward Scheetz

                                                             Page 32 of 40 Pages


DATED:  February 17, 1998  By: /s/ David Hamamoto
                              ------------------------
                              David Hamamoto

                                                             Page 33 of 40 Pages


                                   APPENDIX A

         The name and principal employment of each of the executive officers and directors of Presidio Partnership II Corp., T-Two Partnership Acquisition Company, L.P., T-Two Management, LLC, T-Two Holding, LLC, Roundhill Associates Limited Partnership, Roundhill Associates Limited Partnership II, Presidio Capital Corp., Presidio Holding Company, LLC, Northstar Operating, LLC, Northstar Capital Partners, LLC, Northstar Capital Holdings I, LLC, Northstar Capital Holdings II, LLC, Northstar Presidio Management Company, LLC, Polaris Operating, LLC and Sextant Operating Corp. are set forth below. Each person listed below is a citizen of the United States, and his current business address is 527 Madison Avenue, 17th Floor, New York, New York 10022, except for Allan B. Rothschild and Lawrence R. Schachter, whose current business address is 411 West Putnam Avenue, Greenwich, Connecticut 06830.

PRESIDIO PARTNERSHIP II CORP.

Name                                Position with Presidio
                                        Partnership.

Richard J. Sabella                  President and Director
David King                          Executive Vice President,
                                    Assistant Treasurer and Director
Adam Anhang                         Vice President
Charles Humber                      Vice President
Marc Gordon                         Vice President
Kevin Reardon                       Vice President and Director
Gregory Peck                        Assistant Secretary
Allan B. Rothschild                 Executive Vice President and
                                    General Counsel
Lawrence R. Schachter               Senior Vice President and Chief
                                    Financial Officer
W. Edward Scheetz                   Director
David Hamamoto                      Director

                                                             Page 34 of 40 Pages


T-TWO PARTNERSHIP ACQUISITION COMPANY, L.P.

Name                                Position with T-Two
                                       Partnership

W. Edward Scheetz                   Executive Vice President
David Hamamoto                      Executive Vice President
David King                          Chief Operating Officer
Kevin Reardon                       Chief Financial Officer
Richard J. Sabella                  Secretary

T-TWO MANAGEMENT, LLC

Name                                Position with T-Two
                                        Management

W. Edward Scheetz                   Executive Vice President
David Hamamoto                      Executive Vice President
David King                          Chief Operating Officer
Kevin Reardon                       Chief Financial Officer
Richard J. Sabella                  Secretary

T-TWO HOLDING, LLC

Name                                Position with T-Two
                                         Holding

W. Edward Scheetz                   Executive Vice President
David Hamamoto                      Executive Vice President
David King                          Chief Operating Officer
Kevin Reardon                       Chief Financial Officer
Richard J. Sabella                  Secretary

                                                             Page 35 of 40 Pages


ROUNDHILL ASSOCIATES LIMITED PARTNERSHIP

Name                                Position with Roundhill

W. Edward Scheetz                   Executive Vice President
David Hamamoto                      Executive Vice President
David King                          Chief Operating Officer
Kevin Reardon                       Chief Financial Officer
Richard J. Sabella                  Secretary

ROUNDHILL ASSOCIATES LIMITED PARTNERSHIP II

Name                                Position with Roundhill II

W. Edward Scheetz                   Executive Vice President
David Hamamoto                      Executive Vice President
David King                          Chief Operating Officer
Kevin Reardon                       Chief Financial Officer
Richard J. Sabella                  Secretary

PRESIDIO CAPITAL CORP.

Name                                Position with Presidio

Richard J. Sabella                  President and Director
David King                          Executive Vice President,
                                    Assistant Treasurer and Director
Adam Anhang                         Vice President
Charles Humber                      Vice President
Marc Gordon                         Vice President
Kevin Reardon                       Vice President
Gregory Peck                        Assistant Secretary
Allan B. Rothschild                 Executive Vice President and
                                    General Counsel
Lawrence R. Schachter               Senior Vice President and
                                    Chief Financial Officer

                                                             Page 36 of 40 Pages


W. Edward Scheetz                   Director
David Hamamoto                      Director

PRESIDIO HOLDING COMPANY, LLC

Name                                Position with PHC

Richard J. Sabella                  President and Chief Executive Officer
W. Edward Scheetz                   Executive Vice President
David Hamamoto                      Executive Vice President
David King                          Chief Operating Officer
Kevin Reardon                       Chief Financial Officer

NORTHSTAR OPERATING, LLC

Name                                Position with Northstar

W. Edward Scheetz                   Executive Vice President
David Hamamoto                      Executive Vice President
David King                          Chief Operating Officer
Kevin Reardon                       Chief Financial Officer
Richard J. Sabella                  Secretary

NORTHSTAR CAPITAL PARTNERS, LLC

Name                                Position with NCP

W. Edward Scheetz                   Executive Vice President
David Hamamoto                      Executive Vice President
David King                          Chief Operating Officer
Kevin Reardon                       Chief Financial Officer
Richard J. Sabella                  Secretary

                                                             Page 37 of 40 Pages


NORTHSTAR CAPITAL HOLDINGS I, LLC

Name                                Position with NCHI

W. Edward Scheetz                   Executive Vice President
David Hamamoto                      Executive Vice President
David King                          Chief Operating Officer
Kevin Reardon                       Chief Financial Officer
Richard J. Sabella                  Secretary

NORTHSTAR CAPITAL HOLDINGS II, LLC

Name                                Position with NCHII

W. Edward Scheetz                   Executive Vice President
David Hamamoto                      Executive Vice President
David King                          Chief Operating Officer
Kevin Reardon                       Chief Financial Officer
Richard J. Sabella                  Secretary

NORTHSTAR PRESIDIO MANAGEMENT COMPANY, LLC

Name                                Position with NP Management

Richard J. Sabella                  President and Chief Executive Officer
W. Edward Scheetz                   Executive Vice President
David Hamamoto                      Executive Vice President
David King                          Chief Operating Officer
Kevin Reardon                       Chief Financial Officer

POLARIS OPERATING LLC

Name                                Position with Polaris

W. Edward Scheetz                   Executive Vice President
David Hamamoto                      Executive Vice President
David King                          Chief Operating Officer
Kevin Reardon                       Chief Financial Officer
Richard J. Sabella                  Secretary

                                                             Page 38 of 40 Pages


SEXTANT OPERATING CORP.

Name                                Position with Sextant

W. Edward Scheetz                   Executive Vice President
David Hamamoto                      Executive Vice President
David King                          Chief Operating Officer
Kevin Reardon                       Chief Financial Officer
Richard J. Sabella                  Secretary

                                                             Page 39 of 40 Pages


Principal Employment

         Richard J. Sabella has been president and a director of Presidio and Presidio Partnership since November 1997. In addition, Mr. Sabella has been president and chief executive officer of PHC and NP Management and secretary of T-Two Partnership, T-Two Management, T-Two Holding, Roundhill, Roundhill II, Polaris, Sextant, Northstar, NCP, NCHI and NCHII since November 1997. Previously, Mr. Sabella had been the head of real estate and a partner at the law firm of Cahill, Gordon & Reindel. Mr. Sabella has also been associated with the law firms of Milgram, Thomajian, Jacobs & Lee, P.C. and Cravath, Swaine & Moore.

         David King has been executive vice president, assistant treasurer and a director of Presidio and Presidio Partnership since November 1997. In addition, Mr. King has been chief operating officer of T-Two Partnership, T-Two Management, T-Two Holding, Roundhill, Roundhill II, PHC, NP Management, Polaris, Sextant, Northstar, NCP, NCHI and NCHII since November 1997. Previously, Mr. King had been a senior vice president of finance at Olympia & York Companies
(USA). Prior to joining Olympia & York, Mr. King worked for Bankers Trust in its real estate finance group.

         Adam Anhang has been a vice president of Presidio and Presidio Partnership since November 1997. Previously, Mr. Anhang had worked for the Athena Group's Russia and Former Soviet Union development team since 1996. Mr. Anhang graduated from the Wharton School of the University of Pennsylvania with a B.S. in economics with concentrations in finance and real estate.

         Charles Humber has been a vice president of Presidio and Presidio Partnership since November 1997. Previously, Mr. Humber had worked for Merrill Lynch's Real Estate Investment Banking group since 1996. Mr. Humber graduated from Brown University with a B.A. in international relations and organizational behavior and management.

         Marc Gordon has been a vice president of Presidio and Presidio Partnership since November 1997. Previously, Mr. Gordon had been a vice president in the Real Estate Investment Banking Group at Merrill Lynch, where he executed corporate finance and strategic transactions for public and private real estate ownership companies, including REIT's, real estate service companies, and real estate intensive operating companies. Prior to joining Merrill Lynch, Mr. Gordon was in the Real Estate and Banking Group at the law firm of Irell & Manella. Mr. Gordon graduated from Dartmouth College with an A.B. in economics and also holds a J.D. from the UCLA School of Law.

         Kevin Reardon has been vice president and a director of Presidio and Presidio Partnership since November 1997. In addition, Mr. Reardon has been chief financial officer of T-Two Partnership, T-Two Management, T-Two Holding, Roundhill, Roundhill, PHC, NP Management, Polaris, Sextant, Northstar, NCP, NCHI and NCHII since November 1997. Previously, Mr. Reardon had held the position of controller at Lazard Freres Real Estate Investors since 1996. Prior to joining Lazard Freres, Mr. Reardon was the Director of Finance in charge of European expansion at the law firm of Dewey Ballantine LLP from 1993 to 1996.

                                                             Page 40 of 40 Pages


Mr. Reardon, who is a certified public accountant, graduated from Fordham University with a B.S. in accounting.

         Gregory Peck has been assistant secretary of Presidio and Presidio Partnership since November 1997. Previously, Mr. Peck had worked for Morgan Stanley Realty Estate Funds and Morgan Stanley's Real Estate Investment Banking group from 1996 to 1997. Prior to joining Morgan Stanley, Mr. Peck worked for Lazard Freres & Co. LLC in the Real Estate Investment Banking group from 1994 to 1996. Mr. Peck graduated from Columbia College with an A.B. in mathematics and A.B. in economics.

         Allan B. Rothschild has been executive vice president and general counsel of Presidio and Presidio Partnership since November 1997. Previously, Mr. Rothschild had been senior vice president and general counsel of Newkirk Limited Partnership, where he managed a large portfolio of net-leased real estate assets. Prior to joining Newkirk, Mr. Rothschild was associated with the law firm of Proskauer Rose LLP in its real estate group.

         Lawrence R. Schachter has been senior vice president and chief financial officer of Presidio and Presidio Partnership since January 1998. Previously, Mr. Schachter had held the position of Controller at CB Commercial/Hampshire, LLC since 1996. Prior to joining CB, Mr. Schachter was Controller at Goodrich Associates in 1996, and at Greenthal/Harlan Realty Services Co. From 1992 to 1995. Mr. Schachter, who is a certified public accountant, graduated from Miami University (Ohio).

         W. Edward Scheetz co-founded NCP in July 1997 and has been a director of Presidio and Presidio Partnership since November 1997. In addition, Mr. Scheetz has been executive vice president of T-Two Partnership, T-Two Management, T-Two Holding, Roundhill, Roundhill II, PHC, NP Management, Polaris, Sextant, Northstar, NCP, NCHI and NCHII since November 1997. Previously Mr. Scheetz had been a partner at Apollo Real Estate Advisors L.P. since 1993. From 1989 to 1993, Mr. Scheetz was a principal with Trammel Crow Ventures.

         David Hamamoto co-founded NCP in July 1997 and has been a director of Presidio and Presidio Partnership since November 1997. In addition, Mr. Hamamoto has been executive vice president of T-Two Partnership, T-Two Management, T-Two Holding, Roundhill, Roundhill II, PHC, NP Management, Polaris, Sextant, Northstar, NCP, NCHI and NCHII since November 1997. Previously, Mr. Hamamoto had been a partner and co-head of the Real Estate Principal Investment Area at Goldman, Sachs & Co., where he initiated the effort to build a real estate principal investment business in 1988 under the auspices of the Whitehall Funds.